Exhibit 77(D)
                                 Van Kampen Limited Duration Fund


     Effective November 20, 2006, the following investment policy changes took effect for Van Kampen Limited Duration Fund (the
"Fund"):

(1)  the Fund may enter into interest rate, credit default and total return swaps and may purchase or sell interest rate caps, floors or collars; and
(2) the Fund may invest in structured notes and other types of structured investments.